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             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*

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*As amended by Releases No. 34-15457, dated January 4, 1979, effective February
 14, 979 (as corrected by Release No. 34-15457A, dated February 25, 1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            CROWN CASINO CORPORATION

                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   228216 10 7
                                   -----------
                                 (CUSIP Number)

                                HELEN T. FERRARO
                         SMITH, GAMBRELL & RUSSELL, LLP
                             3343 PEACHTREE ROAD, NE
                                   SUITE 1800
                             ATLANTA, GEORGIA 30326
                                 (404) 264-2620
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  JULY 31, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                                Page 1 of 6 Pages


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CUSIP No.    228216 10 7                 13D                   Page 2 of 6 Pages
--------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            ROBERT J. KEHL

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                        (b) [  ]
            N/A

3.          SEC USE ONLY

4.          SOURCE OF FUNDS*

            OO

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                              [  ]

            N/A

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

NUMBER           7.    SOLE VOTING POWER
OF SHARES
BENEFICIALLY           964,167
OWNED BY
EACH
REPORTING
PERSON
WITH
                 8.    SHARED VOTING POWER

                       0

                 9.    SOLE DISPOSITIVE POWER

                       964,167

                 10.   SHARED DISPOSITIVE POWER

                       0

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            964,167

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [  ]

            N/A

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7%

14.         TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.    228216 10 7                        13D            Page 3 of 6 Pages
--------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

            KEHL RIVER BOATS, INC.

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                        (b) [  ]
            N/A

3.          SEC USE ONLY

4.          SOURCE OF FUNDS*

            OO

5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                              [  ]

            N/A

6.          CITIZENSHIP OR PLACE OF ORGANIZATION

            NEVADA

NUMBER          7.    SOLE VOTING POWER
OF SHARES
BENEFICIALLY          956,667
OWNED BY
EACH
REPORTING
PERSON
WITH
                8.    SHARED VOTING POWER

                      0

                9.    SOLE DISPOSITIVE POWER

                      956,667

                10.   SHARED DISPOSITIVE POWER

                      0

11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            956,667

12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [  ]

            N/A

13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.6%

14.         TYPE OF REPORTING PERSON*

            CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                       AMENDMENT NO. 2 TO SCHEDULE 13D OF
                    KEHL RIVER BOATS, INC. AND ROBERT J. KEHL
                        IN CONNECTION WITH SECURITIES OF
                            CROWN CASINO CORPORATION

The Schedule 13D of Kehl River Boats, Inc. and Robert J. Kehl is hereby amended as follows:

Item 1.      Security and Issuer.

             This filing relates to the acquisition of shares of the $.01 par value common stock (the "Common Stock") of Crown Casino Corporation (the "Issuer"), a Texas corporation, whose principal executive officers are located at 4040 North MacArthur Boulevard, Suite 100, Irving, Texas 75038.

Item 2.      Identity and Background.

             This Amendment No. 2 to Schedule 13D is filed by Robert J. Kehl and Kehl River Boats, Inc. ("KRB"), a Nevada corporation, which is a riverboat construction firm. KRB's business address is 8259 Turtle Creek Circle, Las Vegas, Nevada 89113. Robert J. Kehl, a citizen of the United States, is president and a significant shareholder of KRB and his business address is the same as that of KRB. Mr. Kehl is a director of the Issuer (since September
1994).

             Neither KRB nor Mr. Kehl has been convicted in a criminal proceeding during the last five years nor has either during the last five years been party to civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds for Other Consideration.

             All of the securities which are the subject of this filing (with the exception of certain stock options granted to Mr. Kehl for his services as a director) were acquired by KRB in connection with a 1994 purchase agreement between the Issuer and KRB for the purchase of a riverboat to house the Issuer's former casino facility. The agreement with KRB provided for a purchase price comprised of (i) 1,056,667 shares of the Issuer's Common Stock, (ii) $9.57 million in cash payments and (iii) a warrant to purchase 100,000 shares of the Issuer's Common Stock at market value upon delivery of the riverboat, which occurred in July 1994. Since the original filing of the Schedule 13D, KRB has sold an aggregate of 100,000 shares of the Issuer's Common Stock and Mr. Kehl has been granted certain stock options for his services as a director. As of the date of this amendment, the warrant to purchase 100,000 shares has expired unexercised.

Item 4.      Purpose of Transaction.

             See Item 3 above. Mr. Kehl and KRB hold the Issuer's shares for investment purposes only.

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Item 5.      Interest in the Securities of the Issuer.

             (a) Mr. Kehl, through his ownership and control of KRB, beneficially owns in the aggregate 964,167 shares or 9.7% of the outstanding Common Stock of the Issuer. KRB beneficially owns 956,667 shares or 9.6% of such Common Stock.

             (b) Mr. Kehl and KRB possess sole voting and dispositive power with respect to the shares of Common Stock of the Issuer reported herein. Mr. Kehl does not share with any other person voting or dispositive power.

             (c) During the past 60 days, Mr. Kehl was granted an option to purchase 5,000 shares of the Issuer's Common Stock at an exercise price of $2.4375 per share.

             (d) Not applicable.

             (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             There are no contracts, arrangements, understandings or relationships between Mr. Kehl or any other person with respect to any securities of the Issuer.

Item 7.      Material to be Filed as Exhibits.

             The agreement between the reporting persons required by Rule 13(f)
(1) is filed herewith as Exhibit A.

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             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 25, 1997                                /s/ Robert J. Kehl
                                                     ---------------------------
                                                     Robert J. Kehl

                                                     KEHL RIVER BOATS, INC.

Date: August 25, 1997                           By:  /s/ Robert J. Kehl
                                                     ---------------------------
                                                     Robert J. Kehl
                                                     President

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                                    EXHIBIT A

                                    AGREEMENT

         Robert J. Kehl and Kehl River Boats, Inc. hereby acknowledge that this
Schedule 13D is being filed on behalf of each of the undersigned and on behalf of both of them.

Date: August 25, 1997                                /s/ Robert J. Kehl
                                                     -------------------
                                                     Robert J. Kehl

                                                     KEHL RIVER BOATS, INC.

Date: August 25, 1997                           By:  /s/ Robert J. Kehl
                                                     -------------------
                                                     Robert J. Kehl